15048506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 2 2015
SEC MAIL PROCESSING SECTION
WASH. D.C.
201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 W Washington Avenue Suite 200
(No. and Street)

St. Louis MO 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Smith (314) 966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies and Associates P.C.
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Suite 100 St. Louis MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/11

OATH OR AFFIRMATION

I, James E Matush Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

Carol J. Campey
State of Missouri Notary Public
St. Louis County
My Commission Expires: 3/23/17
Commission # 13414355

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Wealth Securities, LLC

FINANCIAL STATEMENTS

December 31, 2014 and 2013

10 yrs Brian G. Toennies & Assoc.

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C.
201
SECTION

Trinity Wealth Securities, LLC

FINANCIAL STATEMENTS

December 31, 2014 and 2013

Trinity Wealth Securities, LLC
Table of Contents

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Trinity Wealth Securities, LLC.
St. Louis, Missouri

We have audited the accompanying financial statements of Trinity Wealth Securities, LLC. (a Missouri Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Trinity Wealth Securities, LLC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 13c3-1(1) and Schedule II Exemption Provisions Under Rule 15C3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC.'s financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P. C.
February 25, 2015

Trinity Wealth Securities, LLC
Balance Sheets
December 31, 2014 and 2013

	2014	2013
Assets		
Current Assets		
Cash in bank	$13,617	$22,222
Commissions receivable	20,673	47,289
Total Assets	$34,290	$69,511
Liabilities and Members' Equity		
Current Liabilities		
Commissions payable	$13,963	$24,129
Members' Equity	20,327	45,382
Total Liabilities and Members' Equity	$34,290	$69,511

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Income
For the Years Ended December 31, 2014 and 2013

	2014	2013
Sales		
Commissions earned	$95,611	$286,477
Expenses		
Office expense	276	199
Insurance	1,762	0
Commissions paid	0	27
Professional fees	2,950	3,804
Licenses and permits	2,450	5,691
Total Expenses	7,438	9,721
Operating Income	88,173	276,756
Other Income		
Other Income	843	1,781
Total Other Income	843	1,781
Net Income Before Members' Commissions	89,016	278,537
Other Expenses		
Commissions paid to members	19,496	115,777
Net Income	$69,520	$162,760

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2014 and 2013

	2014	2013
Equity at Beginning of Year	$45,382	$43,621
Net Income	69,520	162,760
Distributions	(94,575)	(160,999)
Equity at End of Year	$20,327	$45,382

Trinity Wealth Securities, LLC
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows From Operating Activities		
Net Income	$69,520	$162,760
Adjustments to reconcile net income to net cash (used by) operating activities:		
Commissions receivable	26,616	(45,639)
Commissions payable	(10,166)	23,469
Net Cash Provided by Operating Activities	85,970	140,590
Cash Flows Used in Financing Activities		
Distributions	(94,575)	(160,999)
Change in Cash	(8,605)	(20,409)
Cash at Beginning of Year	22,222	42,631
Cash at End of Year	$13,617	$22,222

Supplemental Disclosures of Cash Flow Information

No cash was paid for interest or taxes in 2014 or 2013

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2014 and 2013 all of the Company's commissions receivable and payable were less then 30 days old. An allowance for doubtful accounts is not deemed necessary.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions are paid to members on Trinity Benefits Group (TBG) income (see Note B).

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS

Member capital is as follows:

Year	Beginning Balance	Sales	Prior Year Comm. Pay	Current Year Comm. Pay	Cash Paid to Members and Expenses	Ending Balance
2013	$43,621	$286,477	$660	($24,129)	($261,247)	$45,382
2014	$45,382	$95,611	$24,129	($13,963)	($130,832)	$20,327

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS-Cont'd

In 2004 Jim Evens, Tom Grady, Alan Smith and Eric Steiner (TBG) became members of the Company. Prior to their admittance to the LLC payments to Evens, Grady, Smith and Steiner had been reported as commissions paid via 1099. Payments to Matush had been reported as a member distribution. At the request of the NASD the Company has continued this reporting.

Payments to members for TBG income are treated as commissions. The base rate is 50%. Additional commissions of 5% are paid to a passive referrer, 15% to an active referrer and 20% to the principal advisor. It is possible for the same person to perform all of these roles.

Payments to members for TWS income are reported as distributions.

	2014	2013
Distributions to Trinity Benefits Groups (reported as expense)	$19,496	$115,777
Distributions to members (reported as member draws)	94,575	160,999
Total distributions to members	$114,071	$276,776

The Company prepares its tax returns on the cash basis of accounting. The reconciliation of book to tax is:

	2014	2013
Total distributions to members per book (accrual)	$114,071	$276,776
Prior year commissions payable	24,124	660
Current year commissions payable	(13,963)	(24,129)
Total distributions to members per tax (cash)	$124,232	$253,307

The members of the Company are also members of Trinity Wealth Advisors, LLC. The company utilizes the offices and salaried personnel of Trinity Wealth Advisors, LLC at no cost.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2014 the Company had net capital of $20,327 ($15,327 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 68.69%. On December 31, 2013 the Company had net capital of $45,382 ($40,382 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 53.17%.

NOTE D - CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2014 and 2013, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E - RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on my computation of net capital under Rule 15c3-1, as of December 31, 2014 and 2013 there were no material differences with respondent's unaudited report.

NOTE F - SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 25, 2015, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE G - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addtion to the current year, the years ended December 31, 2013, 2012, and 2011 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

TRINITY WEALTH SECURITIES, LLC.
SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC
Computation of Net Capital Pursuant to Rule 13c3-1(1)
December 31, 2014 and 2013

	2014	2013
Net Capital		
Ownership equity	$20,327	$45,382
Less non-allowable assets	0	0
Total Allowable Capital	20,327	45,382
Less haircuts on investments (none)	0	0
Total Net Capital	20,327	45,382
Minimum Net Capital Requirement	(5,000)	(5,000)
Excess Over Minimum Net Capital Requirement	$15,327	$40,382
Total Aggregate Indebtedness	$13,963	$24,129
Ratio of Aggregate Indebtedness to Net Capital	68.69%	53.17%

Report on Material Inadequacies:

No material inadequancies were found, nor were any reportable differences found, in the reconicliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

See Independent Auditors' Report and Accompanying Notes.

Trinity Wealth Securities, LLC
SCHEDULE II
EXEMPTION PROVISION UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Trinity Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Alan M. Smith, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Alan M. Smith
Chief Compliance Officer

02/25/2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(1) (the "exemption provisions") and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 25, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

To the Board of Directors
of Trinity Wealth Securities, LLC
132 W. Washington Ave., Suite 200
St. Louis, Missouri 63122

We have audited in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Trinity Wealth Securities, LLC as of December 31, 2014 and have issued my report thereon dated February 25, 2015.

In planning and performing our audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the year ended December 31, 2014, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011-Cont'd

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P. C.
St. Louis, MO
February 25, 2015